April 19, 2005


via facsimile and U.S. mail


Mr. Douglas Weir
Senior Vice President, and Chief Financial Officer
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, TX 75205

	Re:	Toreador Resources Corporation
		10-K for the fiscal year ended December 31, 2004
		File No. 0-02517

Dear Mr. Weir:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the specific issues identified in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the fiscal year ended December 31, 2004

filed on March 31, 2005

Properties, page 19

	Title to Oil and Natural Gas Properties, page 21

1. You disclose that 69% of your proved reserves in France and 31% of your proved reserves in Turkey will not be produced until after the exploitation permits have expired. These post-expiration volumes represent almost 60% of your total proved reserves. As we indicate on our website at:
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm it is the staff`s position that automatic renewal of such agreements cannot be expected if the regulatory body has the authority to end the agreement unless there is a long and clear track record which supports the conclusion that such approvals and renewals are a matter of course. Please revise your document to remove these reserves from the classification of proved reserves until such time that the contracts have been legally renewed.


Supplemental Oil and Natural Gas Reserves and Standardized Measure Information (Unaudited), page F-32

2. We note the large positive revision of oil reserves in France in
2002 and we also note that your oil production rate in France has not significantly changed since 2002. Your reserve life in France is currently over 27 years. Supplementally, please provide us with the technical justification for these reserves and the reason that they were increased in 2002. In addition, please tell us of your plans for increasing production of these reserves and for developing the remaining proved undeveloped reserves.


Closing Comments

      As appropriate, please amend your filings in response to these comments within 10 business days. You may also wish to provide us with marked copies of any amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. File your responses on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions related to engineering issues to James
Murphy,
Petroleum Engineer, at (202) 942-2939. Direct questions related to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director

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Mr. Douglas Weir
Toreador Resources Corporation
April 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE